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Jenny Stanchak

Cofounder and CTO at Loveseat; Full Stack Developer

San Diego, California · 482 connections · See contact info



Loveseat

University of Pennsylvania

About

Specialties: Python, Django, advanced Javascript frameworks, cross-platform apps, HTML, CSS

Experience

Co-founder and CTO

Loveseat

Oct 2012 – Present · 6 yrs 8 mos

Greater San Diego Area

Architected and coded complex in-house-built ecommerce platform managing thousands of unique inventory items through the various stages of processing to eventual customer-side sale. Developed the full stack from PostgreSQL DB to Python backend to Django pages/templates to Angular & Vanilla Javascript to SASS compiled styling.

Managed 4 different repositories - 1) main database & customer facing website 2) internal phonegap app to manage processing flow 3) customer-facing phonegap app for shopping and 4) internal point-of-sale app for in-person sales integrated with Square



Loveseat Business Application



Loveseat.com Ecommerce Site

Private Math and SAT Tutor

Jenny Stanchak Tutoring

Mar 2011 – Jun 2014 · 3 yrs 4 mos

800 in Math SAT. Specialities in tutoring SAT & GRE Math. Masters Degree in Education

Software Engineer

Venmo.com

Aug 2011 – Aug 2012 · 1 yr 1 mo

Greater New York City Area

Employee #7. Lead customer service & fraud protection engineer, responsible for building internal user management framework still used today based on advanced javascript frameworks (Bootstrap.js). Also worked on core payments code and developed fraud detection algorithms. Significant experience with bank transfers and online payments.

Math Teacher at Vaux High School

School District of Philadelphia

Jul 2010 – Oct 2010 · 4 mos

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Jul 2009 – Oct 2010 · 1 yr 4 mos

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Education

University of Pennsylvania
M.S. Ed, Secondary Education - Math
2009 – 2010

The Wharton School
B.S, Huntsman Program: Finance
2004 – 2008
Activities and Societies: MGMT 100 TA, Quaker Notes, Alpha Phi

Magna Cum Laude

University of Pennsylvania
B.A., Huntsman Program: International Studies, Spanish
2004 – 2008
Activities and Societies: MGMT 100 TA, Quaker Notes, Alpha Phi

Magna Cum Laude





       

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